Exhibit 99.1

Agria and PGG Wrightson to Develop High-Profile Agri-Tech Showcase

Memorandum of Understanding with the Administrative Authority for Yangling Agricultural
High-Tech Industries Demonstration Zone Will Promote Industrialization of Agriculture, with
Emphasis on International Cooperation

Beijing, China – December 3, 2012 – Agria Corporation (NYSE: GRO) (the “Company” or “Agria”) and PGG Wrightson (NZX:PGW) (“PGW”) today announced that they have signed a memorandum of understanding with China’s Administrative Authority for Yangling Agricultural High-Tech Industries Demonstration Zone. The Companies will develop a high-profile agriculture showcase under the name, The China Yangling – New Zealand Agriculture Showcase.

The China Yangling – New Zealand Agriculture Showcase will benefit from Agria and PGG Wrightson’s extensive experience and resources in advanced technical development planning, management philosophy and skills, combined with the support of the Provincial and Administrative Authorities governing China’s Yangling Demonstration Zone. It will serve as a showcase for Agria, PGG Wrightson and other New Zealand agriculture-related businesses to promote New Zealand’s advanced agriculture, science, technologies and innovative services. The Yangling Agricultural High-Tech Industries Demonstration Zone will promote industrialization of agriculture, with an emphasis on international cooperation.

The Yangling Agricultural High-Tech Industries Demonstration Zone is the State-level agricultural high-tech industries demonstration zone in China, known as the “Modern Agricultural City.” It is one of ten Technology Industrial Parks in China that is open to APEC countries, and one of the five high-tech zones supported by the Chinese Central Government. The Yangling Agricultural High-Tech Industries Demonstration Zone enjoys special administrative privileges provided by provincial and ministerial authorities. It has become a leading center for world-class agriculture and technological research, the development and promotion of innovations and high-tech achievements.

Alan Lai, Agria’s Chairman of the Board, commented, “We are pleased to be further extending our relationship with PGG Wrightson. The China Yangling – New Zealand Agriculture Showcase will serve as a high-profile, strategic platform for us to expand our agri-tech business and broader collaboration between China and New Zealand. This is just the latest development in our efforts to successfully leverage both companies expertise to our mutual benefit and growth. “

Agria and PGG Wrightson Will Cooperate in the Following Areas:

•	To establish a center for the showcasing and promotion of innovative products, advanced agricultural technology, advanced plant and animal species, and advanced agricultural production models;
•	To cooperate on modern agricultural science and technology education, training and exchange, in particular, in practical technical training;
•	To establish standards for modern industrial agriculture, promotion of modern technical services, research and development; and
•	To leverage and apply New Zealand's experience and leading edge in the field of animal husbandry, agricultural co-operative societies, well established service information system

Agria and PGG Wrightson will jointly set up a working committee to coordinate the establishment of the project, with representatives from all parties. The Companies expect to benefit from preferential development policies available in Western China and for state-level high-tech zones. The Administrative Authority for Yangling Agricultural High-Tech Industries Demonstration Zone has agreed to seek support from the Central Government and The People's Government of Shannxi Province. The Administrative Authority for Yangling Agricultural High-Tech Industries Demonstration Zone has also agreed to support the showcase project in the areas of project approval, financing, and land acquisition.

About Agria Corporation

Agria Corporation (NYSE: GRO) is an agricultural company with operations in China and internationally. Agria operates three principal business lines: China seeds, international seeds and agriservices. In China, Agria engages in research and development, production and sale of seed products, including field corn seeds, edible corn seeds and vegetable seeds. Agria owns through Agria Asia a 50.22% equity interest in PGG Wrightson, New Zealand's largest agricultural services company. For more information about PGG Wrightson, please visit www.pggwrightson.co.nz. For more information about Agria Corporation, please visit www.agriacorp.com.

Safe Harbor Statement:

This announcement contains forward-looking statements. These statements, including the management’s commentary, are made under the “safe harbor” provisions of the U.S. Private Securities Litigation Reform Act of 1995. These forward-looking statements can be identified by terminology such as “will,” “expects,” “anticipates,” “future,” “intends,” “plans,” “believes,” “estimates,” “confident” and similar statements. Agria may also make written or oral forward-looking statements in its periodic reports to the U.S. Securities and Exchange Commission on Forms 20-F and 6-K, etc., in its annual report to shareholders, in press releases and other written materials and in oral statements made by its officers, directors or employees to third parties. Statements that are not historical facts, including statements about Agria’s beliefs and expectations, are forward-looking statements. Forward-looking statements involve inherent risks and uncertainties. A number of important factors could cause actual results to differ materially from those contained in any forward-looking statement. Potential risks and uncertainties include, but are not limited to, those risks outlined in Agria’s filings with the U.S. Securities and Exchange Commission. All information provided in this press release is as of the date of this announcement unless otherwise stated and Agria does not undertake any obligation to update any forward-looking statement, except as required under applicable law.